Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at June 30, 2005.

($ in millions)
Retained earnings at April 1, 2005	$446.4
Net income for the period	46.4
Goodwill amortization	—
Dividends declared - common	(50.8)
Dividends declared - preferred	(0.5)
Transfer of subsidiary	—

Retained earnings at June 30, 2005	$441.5